EXHIBIT 21.1

SUBSIDIARIES OF APAC CUSTOMER SERVICES, INC.

Subsidiary	State of Incorporation
APAC Customer Services General Partner, Inc.	Illinois
APAC Customer Services, L.L.C.	Illinois
APAC Customer Services of Illinois, Inc.	Illinois
APAC Customer Services of Texas, L.P.	Texas
APAC TeleServices, UK Limited*	Incorporated in Scotland
ITI Holdings, Inc.	Delaware
ITI Marketing Services, Inc.	Delaware
APAC M.I. Holdings, Inc.	Illinois
CustomerAssistance.com, Inc.	Illinois

*
In the process of dissolving.